AB 3/6/03


03014277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number	3235-0123
Expires: September 30, 1998	
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hours per response ...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 53585

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tempo Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Greenwich Plaza 2nd Floor
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tempo Capital Corporation, as of December 31 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal

Title



Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tempo Capital Corporation

Statement of Financial Condtion
December 31, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH. D.C. 155 SECTION



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Shareholder of
Tempo Capital Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tempo Capital Corporation (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2003

Tempo Capital Corporation
Statement of Financial Condition
December 31, 2002

Assets	
Financial instruments owned, available for pledge to clearing broker, at market value	$ 531,892,249
Dividends and interest receivable	1,878,225
Other	10,057
Total assets	$ 533,780,531
Liabilities and Stockholder's Equity	
Liabilities	
Financial instruments sold, but not yet purchased, at market value	94,982,721
Payable to clearing broker	345,456,657
Total liabilities	440,439,378
Stockholder's equity	
Common stock, $.01 nominal value; 2 shares issued and outstanding; 5,000,000 shares authorized	1
Additional paid-in capital	99,597,233
Accumulated deficit	(6,256,081)
Total stockholder's equity	93,341,153
Total liabilities and stockholder's equity	$ 533,780,531

The accompanying notes are an integral part of this financial statement.

1. Organization

Description of business
Tempo Capital Corporation (the "Company"), a Cayman Islands exempted company, is a registered broker dealer and a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Tempo Master Fund LP (the "Parent"), a Cayman Islands exempted limited partnership. The Company was established to engage exclusively in proprietary trading of U.S. listed equity securities and listed options.

The Company was incorporated on December 14, 2001, and is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. effective March 6, 2002. The Company was engaged in obtaining its broker/dealer license from its date of incorporation through receipt of such license. The Company had no substantive operations prior to January 1, 2002.

All transactions are cleared through another registered broker-dealer (the "clearing broker") on a fully disclosed basis. Accordingly, the Company is exempt from the Securities and Exchange Commission's (the "SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. Significant Accounting Policies

Use of estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Securities and options transactions
Securities and options transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as they are all carried as part of one account at the clearing broker. All securities transactions are cleared through, and held in custody by the clearing broker. The clearing broker is a member of major U.S. securities exchanges.

The Company clears all of its securities and options transactions through its clearing broker. The Company trades only U.S. equities and listed options contracts. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker is not required to honor transactions executed by the Company and where the Company and the counterparty have not agreed to all terms. There were no such open transactions where the Company and counterparty had not agreed to all terms at December 31, 2002.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Income taxes
No provision for U.S. federal, state and local income taxes has been made as the Company is a foreign eligible entity of a single owner Partnership, elected to be disregarded as a separate entity for U.S. federal tax purposes. Although the Company is a disregarded entity, its Parent is a Partnership which is a flow through entity for U.S. federal tax purposes whereby its owners are responsible for income taxes on their distributable share of the Parent's income or loss.

3. **Payable to Clearing Broker**

The amount payable to the clearing broker relates to amounts owed on securities and option transactions and pursuant to margin requirements such amount is collateralized by securities and options owned and any net unrealized gain on short securities and options positions.

4. **Financial Instruments**

Financial instruments includes equity and index based options used for trading purposes, including hedges of trading instruments and are carried at market value. Market values for exchange-traded or listed financial instruments are based on quoted market prices.

Unrealized gains or losses on these financial instruments are recognized currently in the statement of operations as trading revenues. Market values of options contracts are recorded in financial instruments owned or financial instruments sold, not yet purchased, as appropriate.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

5. **Related Party Transactions**

The Parent contributed capital of $40,744,207 in cash and $58,842,026 of financial instruments to the Company during the year ended December 31, 2002. The contributed financial instruments consisted of long and short equities and equity based options and were recorded at market value on the date contributed. The contributed financial instruments were sold, realizing cash proceeds equal to the market value of the financial instruments contributed.

Organization and set-up costs associated with the formation of the Company were borne by an affiliate. General operating expenses, including legal and accounting services provided to the Company are borne by the Parent. The Parent has not and will not seek reimbursement in any future period for such costs or expenses borne on behalf of the Company.

6. **Off-Balance-Sheet Risk and Guarantees**

In the normal course of business, the Company enters into various transactions involving derivatives and off-balance sheet financial instruments. These financial instruments are generally exchange-traded equity options. These derivative financial instruments are entered into for trading purposes or to economically hedge other positions or transactions conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims

that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In addition, the Company has sold financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related financial instruments and will incur a loss if the market value of the financial instruments adversely changes subsequent to December 31, 2002.

The Company is also subject to credit risk to the extent that the clearing broker may be unable to fulfill its obligations either to return the Company's financial instruments or repay amounts owed.

Financial instruments owned and sold, but not yet purchased at December 31, 2002 at market value, consisted of the following:

	Owned	Sold, But Not Yet Purchased
U.S. listed common stocks	$ 470,057,199	$ 31,366,216
U.S. listed equity and index options	61,835,050	63,616,505
	$ 531,892,249	$ 94,982,721

The Company writes put options that may require it to purchase assets from the options holder at a specified date in the future. The Company considers written options that require delivery of the underlying asset to be guarantees as described in Statement of Financial Accounting Standards Interpretation No. 45 ("FIN 45"). The Company reduces its exposures to these contracts by entering into offsetting transactions or by entering into contracts which hedge such market risk. At December 31, 2002, the notional value of these written put options was $37,338,500.

The Company also writes certain put options which permit cash settlement and do not require the option holder to own the reference asset. The Company does not consider these contracts to guarantees as described in FIN 45.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company is required to maintain net capital of the greater of $100,000 or 12 1/2% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $63,691,493 which was $63,591,493 in excess of its required capital of $100,000.